Via Facsimile and U.S. Mail
Mail Stop 6010

May 9, 2006

Mr. V.S. Vasudevan
Chief Financial Officer
Dr. Reddy's Laboratories Limited
7-1-27, Amerpeet
Hyderabad, Andhra Pradesh 500 016
India

> **Re: Dr. Reddy's Laboratories, Ltd.**
> **Form 20-F for the Fiscal Year Ended March 31, 2005**
> **File No. 001-15182**

Dear Mr. Vasudevan:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief